



03002452

UNITED STATES
; AND EXCHANGE COMMISSION
Vashington, D.C. 20549

UF 2-28-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 53424

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___January 1, 2002___ AND ENDING___December 31, 2002___

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolf Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   2100 Clearwater Drive

                                  (No. and Street)

   Oak Brook   Illinois   60523

       (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Heinold-Banwart, Ltd.

                         (Name – *if individual, state last, first, middle name*)

   2400 N. Main Street   East Peoria   Illinois   61611

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED
FEB 27 2003
WASH. D.C. 165 SECTION

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 1 0 2003

OATH OR AFFIRMATION

I, ___Kenneth E. Masick___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Wolf Capital, LLC___, as of ___December 31___, 20_02_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, ~~except as follows~~:

_____

_____

_____

Kenneth E. Masick
Signature

Treasurer
Title

Gail F. Joyce
Notary Public   2-13-03

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF CAPITAL, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

H E I N O L D - B A N W A R T , L T D .

Certified Public Accountants

Riverfront Office Center   2400 N. Main Street   East Peoria, IL 61611-1795   Tel 309.694.4251   Fax 309.694.4202



INDEPENDENT AUDITORS' REPORT

To the Member
Wolf Capital, L.L.C.
Oak Brook, Illinois

We have audited the accompanying statement of financial condition of **Wolf Capital, L.L.C.** (the Company) as of December 31, 2002, and the related statements of income and member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolf Capital, L.L.C. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heinold - Banwart, Ltd.

February 11, 2003

1

WOLF CAPITAL, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

Cash	$ 126,705
Accounts receivables	62,695
Other receivables - related party	154,295
Prepaid expenses	266
	$ 343,961

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued liabilities	$ 8,131
MEMBER'S EQUITY	335,830
	$ 343,961

See accompanying notes.

WOLF CAPITAL, L.L.C.
STATEMENT OF INCOME AND MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

REVENUES	$ 477,359
EXPENSES	
Labor	215,139
Rent	45,000
Other expenses	81,298
	341,437
NET INCOME	135,922
MEMBER'S EQUITY- BEGINNING OF YEAR	199,908
MEMBER'S EQUITY- END OF YEAR	$ 335,830

See accompanying notes.

WOLF CAPITAL, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income $ 135,922
Adjustments to reconcile net income to net
  cash provided by operating activities
  Increase in operating assets
    Accounts receivable   (92,126)
    Prepaid expenses   (17)
  Increase in operating liabilities
    Accrued liabilities   1,391

        Net cash provided by
          operating activities   45,170

CASH - BEGINNING OF YEAR   81,535

CASH - END OF YEAR $ 126,705

See accompanying notes.

4

WOLF CAPITAL, L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company performs consulting related to mergers and acquisitions, business valuations, and other specialized consulting. The Company was incorporated commenced operations in 2000 and obtained its license in 2002.

Fee Income

Fee income is recognized as the services are performed or in the case of contingent fees upon the closing of the transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Account Receivable

Accounts receivable is stated net of an allowance for doubtful accounts of $7,500. Included in accounts receivable are unbilled services and expenses to be billed of $34,579. Based on management's experience with customers and the subsequent receipts received, management believes their estimated allowance is reasonable.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the members in their respective returns.

NOTE 2. 401(k) PLAN

The Company has a 401(k) plan covering all employees who have completed six months of service and have attained age 21. The company has a discretionary matching contribution which is fully vested when deposited. The Company contributed $5,087 to the plan in 2002.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company is related to Wolf & Company, L.L.P. (Wolf), Bauer-Wolf Investment Services, L.L.C. (Bauer), and Oak Brook Financial Group, Inc. (Oak Brook) by common ownership. Wolf has advanced the Company funds, pays certain expenses on behalf of the Company, and charges the Company rent for the use of office space and equipment and the performance of administrative functions. There is no formal rent agreement; rent is currently being paid at $3,750 per month.

Expenses paid to Wolf were:

Rent	$ 45,000
Salary reimbursement	17,888
	$ 62,888

Expenses paid to Oak Brook were:

Consulting	$ 5,040

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $118,574, which was $113,574 in excess of its required net capital of $5,000. The net capital of $113,574 is equal to the net capital the Company reported in its Focus Report.

NOTE 5. CASH CONCENTRATION

All of the Company's cash is held in one financial institution.

SUPPLEMENTARY INFORMATION

WOLF CAPITAL, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2002

NET CAPITAL	$ 335,830
NON-ALLOWABLE ASSETS	
Non-allowable receivables	216,990
Prepaid expenses	266
	217,256
NET CAPITAL	$ 118,574
MINIMUM NET CAPITAL REQUIRED	$ 5,000
EXCESS NET CAPITAL	$ 113,574



HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center   2400 N. Main Street   East Peoria, IL 61611-1795   Tel 309.694.4251   Fax 309.694.4202


INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL


To the Member
Wolf Capital, L.L.C.
Oak Brook, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Wolf Capital, L.L.C.(the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


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Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heinold-Banwart, Ltd.

February 11, 2003